EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE


                                         For the Three Months Ended
                               September 25, 1998        September 26,1997
                               Basic      Diluted        Basic     Diluted

Weighted average shares
  outstanding:
  Common shares               3,334,894   3,334,894     3,170,201   3,170,201
    Dilutive potential
    common shares under
    stock options                     0     226,242             0     193,732

Weighted average common
  shares and dilutive
  potential common shares
  outstanding                 3,334,984   3,561,136     3,170,201   3,363,933

Net earnings applicable
  to common shares             $807,183    $807,183    $1,625,464  $1,625,464

Earnings per share                $0.24       $0.23         $0.51       $0.48